Exhibit 99.1

Following Positive Phase 2a Pancreatic Cancer Data, Can-Fite Advances

Namodenoson into Phase 2b Combination Study with Immunotherapy

Phase 2b study design to be discussed at BIO International Convention in San Diego as

Can-Fite advances partnership negotiations with leading oncology companies

Ramat Gan, Israel, May 13, 2026 (GLOBE NEWSWIRE) -- Can-Fite BioPharma Ltd. (NYSE American: CANF; TASE: CANF), a clinical-stage biotechnology company developing oral small molecule drugs targeting the A3 adenosine receptor (A3AR), today announced plans to advance its pancreatic cancer program into a Phase 2b study evaluating Namodenoson in combination with immunotherapy in patients with advanced pancreatic cancer.

The planned Phase 2b study follows encouraging findings from the Company’s ongoing Phase 2a study evaluating Namodenoson in patients with advanced pancreatic adenocarcinoma who progressed following at least one prior line of therapy. The Phase 2a study demonstrated a favorable safety profile together with clinical activity manifested by prolonged treatment duration in a subset of patients including treatment extending beyond 16 months, stable disease observed in >30% of evaluable patients and 35% of patients remain on therapy and follow up.

The upcoming Phase 2b study is expected to evaluate Namodenoson in combination with immunotherapy in order to further assess clinical benefit, including progression-free survival, overall survival, disease stabilization, and additional efficacy endpoints.

“We are encouraged by the emerging data from our ongoing pancreatic cancer study and believe the advancement into a combination Phase 2b trial represents an important next step in the development of Namodenoson for this devastating disease,” said Dr. Salomon Stemmer, who is leading the Phase 2a study and is an oncology key opinion leader and Professor at the Davidoff Institute of Oncology, Rabin Medical Center, Israel. “Pancreatic cancer remains one of the deadliest malignancies with very limited therapeutic options, particularly in advanced disease. We believe Namodenoson’s favorable safety profile together with its potential additive effect with chemotherapy support continued clinical advancement of the program.”

The Company further announced that details of the planned Phase 2b study design are expected to be discussed during the upcoming BIO International Convention in San Diego, where Dr. Sari Fishman, VP Business Development of Can-Fite, is scheduled to meet with leading oncology companies. Can-Fite has already entered into confidentiality agreements with several pharmaceutical companies that are evaluating potential partnership opportunities related to the pancreatic cancer program.

About Namodenoson

Namodenoson is a highly selective A3 adenosine receptor (A3AR) agonist, which has shown a compelling safety profile and demonstrated anti-tumor activity in preclinical pancreatic cancer models. The drug is also being evaluated in clinical trials for advanced liver cancer.

Namodenoson has received Orphan Drug Designation from the U.S. Food and Drug Administration (FDA) for the treatment of pancreatic cancer.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase 3 trial for psoriasis and commenced a pivotal Phase 3 trial. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase III trial for hepatocellular carcinoma (HCC), a Phase 2b trial for the treatment of MASH, and in a Phase 2a study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,600 patients in clinical studies to date. For more information please visit: www.canfite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts and prospects for generating meaningful efficacy data . All statements in this communication, other than those relating to historical facts, are “forward looking statements”. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. For example, the Company is using forward-looking statements when it discusses the timing and progress of its clinical studies and potential partnership opportunities related to the Comapyn’s pancreatic cancer program. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can-Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward-looking statements include, among other things, our market and other conditions, history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; risks related to not satisfying the continued listing requirements of NYSE American; and statements as to the impact of the political and security situation in Israel on our business. More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can-Fite’s Annual Report on Form 20-F filed with the SEC on March 26, 2026 and other public reports filed with the SEC and in its periodic filings with the TASE. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Can-Fite undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114